FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3. 4. 5. 6.

Other news

Audited Financial results for the financial year ended March 31, 2019

Auditors Report Standalone

Auditors Report Consolidated

Declaration of unmodified opinion

Press Release dated May 6, 2019

Item 1

OTHER NEWS

Subject: Board Meeting held on May 6, 2019

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

In terms of regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we forward herewith in the prescribed format, a copy of the audited financial results for the quarter and year ended March 31, 2019, which have been approved by the Board of Directors of the Bank at its Meeting held today. A copy of the Press Release being issued in this connection is also attached.

The Board at the above Meeting also recommended a dividend of ₹ 1/- (Rupees One only) per equity share of face value of ₹ 2/- each, subject to requisite approvals.

The dividend on equity shares, will be paid/despatched on or after the same is approved by the shareholders at the ensuing Annual General Meeting to be held on Friday, August 9, 2019.

As required under Section 179(3)(c) of Companies Act, 2013 and Companies (Prospectus and Allotment of Securities) Rules, 2014, the Board approved fund raising by way of issuance of debt securities (including non-convertible debentures/ bonds/ offshore Certificate of Deposits) of upto INR 250.00 billion from the domestic markets & upto USD 3.00 billion from the offshore markets  in single/multiple tranches through public/private placement for a period of one year from the date of passing of resolution by the Board.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited
CIN-L65190GJ1994PLC021012
Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Phone: 022-26538900, Fax: 022-26531230, Email: investor@icicibank.com
Website: www.icicibank.com"

UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars			Three months ended			Year ended
				March 31, 2019 (Q4-2019)	December 31, 2018 (Q3-2019)	March 31, 2018 (Q4-2018)	March 31, 2019 (FY2019)	March 31, 2018 (FY2018)
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			17,292.80	16,280.40	14,264.36	63,401.19	54,965.89
	a)	Interest/discount on advances/bills		12,925.20	12,523.87	10,690.49	47,942.62	40,866.21
	b)	Income on investments		3,337.97	3,236.84	3,001.42	12,796.88	11,568.17
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		227.27	134.80	166.01	736.09	663.37
	d)	Others		802.36	384.89	406.44	1,925.60	1,868.14
2.	Other income (refer note no. 3)			3,621.02	3,882.85	5,678.61	14,512.17	17,419.63
3.	TOTAL INCOME (1)+(2)			20,913.82	20,163.25	19,942.97	77,913.36	72,385.52
4.	Interest expended			9,672.74	9,405.15	8,242.69	36,386.40	31,940.05
5.	Operating expenses (e)+(f)			5,007.69	4,611.68	4,186.30	18,089.06	15,703.94
	e)	Employee cost		1,898.99	1,734.00	1,526.18	6,808.24	5,913.95
	f)	Other operating expenses		3,108.70	2,877.68	2,660.12	11,280.82	9,789.99
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			14,680.43	14,016.83	12,428.99	54,475.46	47,643.99
7.	OPERATING PROFIT (3)–(6)			6,233.39	6,146.42	7,513.98	23,437.90	24,741.53
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 5 and 7)			5,451.41	4,244.15	6,625.75	19,661.14	17,306.98
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			781.98	1,902.27	888.23	3,776.76	7,434.55
10.	Exceptional items			..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			781.98	1,902.27	888.23	3,776.76	7,434.55
12.	Tax expense (g)+(h)			(187.08)	297.36	(131.77)	413.46	657.13
	g)	Current period tax		907.75	2,170.46	(221.96)	3,360.60	2,661.85
	h)	Deferred tax adjustment		(1,094.83)	(1,873.10)	90.19	(2,947.14)	(2,004.72)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			969.06	1,604.91	1,020.00	3,363.30	6,777.42
14.	Extraordinary items (net of tax expense)			..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			969.06	1,604.91	1,020.00	3,363.30	6,777.42
16.	Paid-up equity share capital (face value Rs. 2 each) (refer note no. 4)			1,289.46	1,288.38	1,285.81	1,289.46	1,285.81
17.	Reserves excluding revaluation reserves (refer note no. 4)			104,029.40	102,873.78	100,864.37	104,029.40	100,864.37
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.25	0.23	0.17	0.25	0.17
	ii)	Capital adequacy ratio (Basel III)		16.89%	17.15%	18.42%	16.89%	18.42%
	iii)	Earnings per share (EPS) (refer note no. 4)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.50	2.49	1.59	5.23	10.56
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	1.48	2.46	1.57	5.17	10.46
19.	NPA Ratio[1]
	i)	Gross non-performing customer assets (net of write-off)		46,291.63	51,591.47	54,062.51	46,291.63	54,062.51
	ii)	Net non-performing customer assets		13,577.43	16,252.44	27,886.27	13,577.43	27,886.27
	iii)	% of gross non-performing customer assets (net of write-off) to gross customer assets		6.70%	7.75%	8.84%	6.70%	8.84%
	iv)	% of net non-performing customer assets to net customer assets		2.06%	2.58%	4.77%	2.06%	4.77%
20.	Return on assets (annualised)			0.43%	0.73%	0.50%	0.39%	0.87%

1.	At March 31, 2019, the percentage of gross non-performing advances (net of write-off) to gross advances was 7.38% (December 31, 2018: 8.54%, March 31, 2018: 9.90%) and net non-performing advances to net advances was 2.29% (December 31, 2018: 2.87%, March 31, 2018: 5.43%).

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)

Particulars	At
	March 31, 2019	December 31, 2018	March 31, 2018
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital (refer note no. 4)	1,289.46	1,288.38	1,285.81
Employees stock options outstanding	4.68	5.42	5.57
Reserves and surplus (refer note no. 4)	107,073.91	105,874.33	103,867.56
Deposits	652,919.67	606,754.68	560,975.20
Borrowings (includes preference shares and subordinated debt)	165,319.97	164,292.84	182,858.62
Other liabilities and provisions	37,851.46	34,148.10	30,196.40
Total Capital and Liabilities	964,459.15	912,363.75	879,189.16

Assets
Cash and balances with Reserve Bank of India	37,858.01	34,364.66	33,102.38
Balances with banks and money at call and short notice	42,438.28	32,094.12	51,067.00
Investments	207,732.68	197,730.32	202,994.18
Advances	586,646.58	564,307.81	512,395.29
Fixed assets	7,931.43	7,818.07	7,903.51
Other assets	81,852.17	76,048.77	71,726.80
Total Assets	964,459.15	912,363.75	879,189.16

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)

Sr. no.	Particulars		Three months ended			Year ended
			March 31, 2019 (Q4-2019)	December 31, 2018 (Q3-2019)	March 31, 2018 (Q4-2018)	March 31, 2019 (FY2019)	March 31, 2018 (FY2018)
			(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)		19,503.73	18,515.55	16,153.46	71,981.65	62,162.35
	a)	Interest/discount on advances/bills	13,723.16	13,307.32	11,310.56	50,884.83	43,252.82
	b)	Income on investments	4,631.58	4,600.14	4,185.91	18,102.29	16,125.62
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds	275.75	186.23	203.50	927.10	810.41
	d)	Others	873.24	421.86	453.49	2,067.43	1,973.50
2.	Other income		17,280.52	14,917.76	17,606.61	59,324.85	56,806.75
3.	TOTAL INCOME (1)+(2)		36,784.25	33,433.31	33,760.07	131,306.50	118,969.10
4.	Interest expended		10,352.05	10,146.50	8,829.72	39,177.54	34,262.05
5.	Operating expenses (e)+(f)		19,011.79	16,027.19	16,308.62	64,258.88	55,755.63
	e)	Employee cost	2,520.61	2,410.30	2,115.63	9,425.26	8,333.53
	f)	Other operating expenses	16,491.18	13,616.89	14,192.99	54,833.62	47,422.10
6.	TOTAL EXPENDITURE (4)+(5)		29,363.84	26,173.69	25,138.34	103,436.42	90,017.68
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)		7,420.41	7,259.62	8,621.73	27,870.08	28,951.42
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies		5,739.72	4,380.22	7,004.72	20,461.82	17,972.96
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)		1,680.69	2,879.40	1,617.01	7,408.26	10,978.46
10.	Exceptional items		..	..	..	..	..
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)		1,680.69	2,879.40	1,617.01	7,408.26	10,978.46
12.	Tax expense (g)+(h)		153.22	643.91	146.09	1,719.10	1,878.92
	g)	Current period tax	1,256.03	2,575.31	165.04	4,808.28	4,078.21
	h)	Deferred tax adjustment	(1,102.81)	(1,931.40)	(18.95)	(3,089.18)	(2,199.29)
13.	Less: Share of profit/(loss) of minority shareholders		357.11	361.16	328.99	1,434.92	1,387.35
14.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)–(13)		1,170.36	1,874.33	1,141.93	4,254.24	7,712.19
15.	Extraordinary items (net of tax expense)		..	..	..	..	..
16.	NET PROFIT/(LOSS) FOR THE PERIOD (14)-(15)		1,170.36	1,874.33	1,141.93	4,254.24	7,712.19
17.	Paid-up equity share capital (face value Rs. 2/- each)		1,289.46	1,288.38	1,285.81	1,289.46	1,285.81
18.	Analytical ratios (refer note no. 4)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		1.82	2.91	1.78	6.61	12.02
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)		1.79	2.87	1.76	6.53	11.89

2

SUMMARISED CONSOLIDATED BALANCE SHEET
(Rs. in crore)

Particulars	At
	March 31, 2019	December 31, 2018	March 31, 2018
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,289.46	1,288.38	1,285.81
Employees stock options outstanding	4.68	5.42	5.57
Reserves and surplus	112,959.27	111,521.49	109,338.32
Minority interest	6,580.53	6,302.78	6,008.19
Deposits	681,316.94	635,445.52	585,796.11
Borrowings (includes preference shares and subordinated debt)	210,324.12	214,203.17	229,401.83
Liabilities on policies in force	152,378.75	142,357.41	131,488.42
Other liabilities and provisions	73,940.14	66,373.92	60,956.79
Total Capital and Liabilities	1,238,793.89	1,177,498.09	1,124,281.04

Assets
Cash and balances with Reserve Bank of India	38,066.28	34,468.63	33,272.60
Balances with banks and money at call and short notice	49,324.62	38,352.51	55,726.53
Investments	398,200.75	378,048.73	372,207.68
Advances	646,961.68	625,025.24	566,854.22
Fixed assets	9,660.42	9,489.75	9,465.01
Other assets	96,580.14	92,113.23	86,755.00
Total Assets	1,238,793.89	1,177,498.09	1,124,281.04

3

CONSOLIDATED SEGMENTAL RESULTS
(Rs. in crore)

Sr. no.	Particulars	Three months ended			Year ended
		March 31, 2019 (Q4-2019)	December 31, 2018 (Q3-2019)	March 31, 2018 (Q4-2018)	March 31, 2019 (FY2019)	March 31, 2018 (FY2018)
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	15,969.43	15,050.52	13,101.02	59,172.33	50,262.54
b	Wholesale Banking	9,162.54	9,047.74	7,854.98	34,168.50	30,094.03
c	Treasury	14,133.93	14,115.92	14,479.75	54,102.18	51,589.55
d	Other Banking	1,297.64	886.56	760.64	3,742.51	3,113.47
e	Life Insurance	11,554.25	8,962.14	10,109.56	36,698.77	32,523.53
f	General Insurance	2,873.01	2,742.73	2,433.60	11,152.68	9,524.47
g	Others	1,577.40	1,641.92	1,635.01	6,099.57	5,924.97
	Total segment revenue	56,568.20	52,447.53	50,374.56	205,136.54	183,032.56
	Less: Inter segment revenue	19,783.95	19,014.22	16,614.49	73,830.04	64,063.46
	Income from operations	36,784.25	33,433.31	33,760.07	131,306.50	118,969.10
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	2,103.06	1,953.21	1,970.03	8,223.12	7,141.42
b	Wholesale Banking	(2,789.94)	(2,091.83)	(3,621.35)	(10,242.34)	(8,281.30)
c	Treasury	1,008.22	2,017.91	2,379.15	5,340.10	7,745.14
d	Other Banking	381.06	22.09	(106.53)	591.63	570.54
e	Life Insurance	277.95	297.78	361.05	1,162.40	1,719.13
f	General Insurance	345.50	360.67	287.17	1,598.42	1,196.23
g	Others	625.53	630.22	565.67	2,014.27	2,104.08
	Total segment results	1,951.38	3,190.05	1,835.19	8,687.60	12,195.24
	Less: Inter segment adjustment	270.69	310.65	218.18	1,279.34	1,216.78
	Unallocated expenses	..	..	..	..	..
	Profit before tax	1,680.69	2,879.40	1,617.01	7,408.26	10,978.46
3.	Segment assets
a	Retail Banking	307,155.83	289,554.96	258,638.54	307,155.83	258,638.54
b	Wholesale Banking	288,495.45	281,402.99	265,771.22	288,495.45	265,771.22
c	Treasury	333,104.97	310,364.62	330,424.21	333,104.97	330,424.21
d	Other Banking	76,525.15	77,112.80	68,080.51	76,525.15	68,080.51
e	Life Insurance	162,699.92	151,855.16	141,512.91	162,699.92	141,512.91
f	General Insurance	32,950.45	31,673.38	29,463.26	32,950.45	29,463.26
g	Others	31,490.95	31,946.39	31,382.41	31,490.95	31,382.41
h	Unallocated	21,124.56	16,634.25	14,483.81	21,124.56	14,483.81
	Total	1,253,547.28	1,190,544.55	1,139,756.87	1,253,547.28	1,139,756.87
	Less: Inter segment adjustment	14,753.39	13,046.46	15,475.83	14,753.39	15,475.83
	Total segment assets	1,238,793.89	1,177,498.09	1,124,281.04	1,238,793.89	1,124,281.04
4.	Segment liabilities
a	Retail Banking	488,976.00	457,475.81	413,502.37	488,976.00	413,502.37
b	Wholesale Banking	187,478.42	169,978.87	167,268.24	187,478.42	167,268.24
c	Treasury	189,732.88	188,740.81	206,764.86	189,732.88	206,764.86
d	Other Banking	62,755.05	62,287.63	55,169.92	62,755.05	55,169.92
e	Life Insurance	155,884.72	145,227.77	134,838.61	155,884.72	134,838.61
f	General Insurance	27,742.96	26,685.77	24,465.60	27,742.96	24,465.60
g	Others	26,723.84	27,332.59	27,117.57	26,723.84	27,117.57
h	Unallocated	..	..	..	..	..
	Total	1,139,293.87	1,077,729.25	1,029,127.17	1,139,293.87	1,029,127.17
	Less: Inter segment adjustment	14,753.39	13,046.46	15,475.83	14,753.39	15,475.83
	Total segment liabilities	1,124,540.48	1,064,682.79	1,013,651.34	1,124,540.48	1,013,651.34
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(181,820.17)	(167,920.85)	(154,863.83)	(181,820.17)	(154,863.83)
b	Wholesale Banking	101,017.03	111,424.12	98,502.98	101,017.03	98,502.98
c	Treasury	143,372.09	121,623.81	123,659.35	143,372.09	123,659.35
d	Other Banking	13,770.10	14,825.17	12,910.59	13,770.10	12,910.59
e	Life Insurance	6,815.20	6,627.39	6,674.30	6,815.20	6,674.30
f	General Insurance	5,207.49	4,987.61	4,997.66	5,207.49	4,997.66
g	Others	4,767.11	4,613.80	4,264.84	4,767.11	4,264.84
h	Unallocated	21,124.56	16,634.25	14,483.81	21,124.56	14,483.81
	Total capital employed	114,253.41	112,815.30	110,629.70	114,253.41	110,629.70

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on 'Segmental Reporting' which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

4

2.	'Retail Banking' includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document 'International Convergence of Capital Measurement and Capital Standards: A Revised Framework'. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.
3.	'Wholesale Banking' includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	'Treasury' includes the entire investment and derivative portfolio of the Bank.
5.	'Other Banking' includes leasing operations and other items not attributable to any particular business segment of the Bank.
6.	'Life Insurance' represents ICICI Prudential Life Insurance Company Limited.
7.	'General Insurance' represents ICICI Lombard General Insurance Company Limited.
8.	'Others' comprises the consolidated entities of the Bank, not covered in any of the segments above.

5

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on May 6, 2019. The statutory auditors have issued an unmodified opinion on the unconsolidated and consolidated financial results for FY2019.
2.	In accordance with RBI guidelines on 'Basel III Capital Regulations', read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at March 31, 2019, including leverage ratio and liquidity coverage ratio, is available at https://www.icicibank.com/regulatory-disclosure.page.
3.	The Bank did not divest any stake in its subsidiaries during Q3-2019 and Q4-2019. During FY2019, the Bank sold equity shares representing 2.00% shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges. The sale resulted in net gain of Rs. 1,109.59 crore in unconsolidated financial results and Rs. 1,005.93 crore in consolidated financial results for FY2019.
During FY2018, the Bank had sold equity shares representing 7.00% shareholding in ICICI Lombard General Insurance Company Limited in an initial public offer (IPO). The sale had resulted in net gain of Rs. 2,012.15 crore in unconsolidated financial results and Rs. 1,711.32 crore in consolidated financial results FY2018. Further, during Q4-2018, the Bank had sold equity shares representing 20.78% shareholding in ICICI Securities Limited in an IPO. The sale had resulted in net gain of Rs. 3,319.77 crore in unconsolidated financial results and Rs. 3,208.16 crore in consolidated financial results for Q4-2018 and FY2018.
4.	The shareholders of the Bank approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of Rs. 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during FY2018.
5.	During FY2018, RBI had advised banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code, 2016 (IBC) for certain specific accounts. Banks were required to make provision at 40% on the secured portion and 100% on unsecured portion of the loan, or provision as per extant RBI guideline on asset classification norms, whichever was higher at March 31, 2018. Banks were required to further increase the provision on secured portion of the loan to 50.0% at June 30, 2018. At March 31, 2019, the Bank holds a provision of Rs. 7,621.03 crore in respect of outstanding loans amounting to Rs. 10,306.50 crore to these borrowers, which amounts to provision coverage of 73.94%.
6.	In terms of the RBI circular no. DBR.BP.BC.No.32/21.04.018/2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional NPA provisioning requirements assessed by RBI exceed 10% of the reported net profit before provisions and contingencies for the reference period or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the above, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's annual supervisory process for FY2018.
7.	At March 31, 2019, the Bank has classified its fund-based outstanding to Infrastructure Leasing & Financial Services Limited (ILFS) entities amounting to Rs. 275.94 crore as non-performing and holds a provision of Rs. 145.97 crore as per the extant RBI guidelines. The Bank also has non-fund based outstanding of Rs. 544.92 crore to ILFS entities and holds a provision of Rs. 468.26 crore towards this outstanding at March 31, 2019.
8.	During Q4-2019, the Bank has allotted 5,422,599 equity shares of Rs. 2 each pursuant to exercise of employee stock options.
9.	The Board of Directors has recommended a dividend of Rs. 1.00 per equity share for FY2019. The declaration and payment of dividend is subject to requisite approvals.
10.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
11.	The amounts for Q4-2019 are balancing figures between the amounts as per financial statements for FY2019 and 9M-2019.

6

12.	The above unconsolidated financial results for Q4-2019, Q3-2019 and FY2019 and consolidated financial results for FY2019 have been audited by the statutory auditors, Walker Chandiok & Co LLP, Chartered Accountants. The unconsolidated financial results for Q4-2018 and FY2018 and consolidated financial results for FY2018 were audited by another firm of Chartered Accountants.
13.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

Vishakha Mulye
Place:	Mumbai	Executive Director
Date:	May 6, 2019	DIN-00203578

7

Item 3

Walker Chandiok & Co LLP

Walker Chandiok & Co LLP 16th Floor, Tower-II, Indiabulls Finance Centre, SB Marg, Elphinstone (W), Mumbai – 400 013 India T +91 22 6626 2600 F +91 22 6626 2601

Independent Auditor’s Report on the Standalone Financial Results of ICICI Bank Limited, pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying statement of standalone financial results (‘Statement’) of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 March 2019 and year ended 31 March 2019, being submitted by the Bank, pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the ‘SEBI Regulations’). The disclosures relating to Pillar 3 under Basel III Capital Regulations and those relating to Leverage Ratio, Liquidity Coverage Ratio under Capital Adequacy and Liquidity Standards issued by Reserve Bank of India (‘RBI’), as disclosed on the Bank’s website and in respect of which a link has been provided in the Statement have neither been reviewed nor audited by us. Attention is drawn to the fact that the figures for the quarter ended 31 March 2019 and the corresponding quarter ended in the previous year, as reported in the Statement, are the balancing figures between audited figures in respect of the full financial year and the published year to date audited figures up to the end of the third quarter of the relevant financial year.

2.	This Statement has been prepared on the basis of the standalone financial statements for the year ended 31 March 2019, which are the responsibility of the Bank’s management and have been approved by the Board of Directors in their meeting held on 6 May 2019. Our responsibility is to express an opinion on this Statement, based on our audit of such standalone financial statements, which has been prepared in accordance with the recognition and measurement principles laid down under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by the RBI from time to time and the SEBI Circulars CIR/CFD/CMD/15/2015 dated 30 November 2015 and CIR/CFD/FAC/62/2016 dated 5 July 2016 and other recognised accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on Standalone Financial Results – 31 March 2019

4.	In our opinion and to the best of our information and according to the explanations given to us, this Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circulars CIR/CFD/CMD/15/2015 dated 30 November 2015 and CIR/CFD/FAC/62/2016 dated 5 July 2016 in this regard;

(ii)	gives a true and fair view of the standalone net profit and other financial information, in conformity with the recognition and measurement principles laid down under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by the RBI from time to time, and other recognised accounting principles generally accepted in India for the quarter and year ended 31 March 2019.

Other matter

5.	We did not audit the financial statements/information of 3 branches of the Bank located in Dubai, South Africa, and New York included in the accompanying Statement, whose financial statements/information reflect total assets of ₹ 65,793.96 crores as at 31 March 2019 and total revenues of ₹ 597.87 crores and ₹ 2,250.74 for the quarter and year ended on that date respectively. These financial statements/information have been audited by the branch auditors, duly qualified to act as auditors in the country of incorporation of the said branch, whose report has been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branch, is based solely on the reports of such branch auditor.

6.	The financial results for the quarter and year ended 31 March 2018, included in the Statement, were audited by the predecessor auditors, who expressed an unmodified opinion on those financial results, vide their audit report dated 07 May 2018.

7.	Our opinion is not modified in respect of the matters mentioned under paragraphs 5 and 6 above.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No.: 001076N/N500013

Khushroo B. Panthaky

Partner

Membership No. 042423

Place: Mumbai

Date: 06 May 2019

 Item 4

Walker Chandiok & Co LLP

Walker Chandiok & Co LLP 16th Floor, Tower-II, Indiabulls Finance Centre, SB Marg, Elphinstone (W), Mumbai – 400 013 India T +91 22 6626 2600 F +91 22 6626 2601

Independent Auditor’s Report on the Consolidated Financial Results of ICICI Bank Limited, pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To the Board of Directors of

ICICI Bank Limited

1.	We have audited the accompanying statement of consolidated financial results (‘Statement’) of ICICI Bank Limited (‘the Bank’) for the year ended 31 March 2019, being submitted by the Bank, pursuant to the requirements of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the ‘SEBI Regulations’). The disclosures relating to Pillar 3 under Basel III Capital Regulations and those relating to Leverage Ratio, Liquidity Coverage Ratio under Capital Adequacy and Liquidity Standards, issued by Reserve Bank of India (‘RBI’), as have been disclosed on the Bank’s website and in respect of which a link has been provided in the Statement, have neither been reviewed nor audited by us. Attention is drawn to the fact that the figures for the quarter ended 31 March 2019 and the corresponding quarter ended in the previous year as reported in the Statement are the balancing figures between audited figures in respect of the full financial year and the year to date figures up to the end of the third quarter of the relevant financial year. The figures for the nine months ended 31 December 2018 had only been reviewed and not subjected to audit.

2.	This Statement has been prepared on the basis of the consolidated financial statements for the year ended 31 March 2019, which are the responsibility of the Bank’s management and have been approved by the Board of Directors in their meeting held on 06 May 2019. Our responsibility is to express an opinion on this Statement, based on our audit of such consolidated financial statements, which have been prepared in accordance with the recognition and measurement principles laid down under Section 133 of the Companies Act 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by the RBI from time to time, and the SEBI Circulars CIR/CFD/CMD/15/2015 dated 30 November 2015 and CIR/CFD/FAC/62/2016 dated 5 July 2016, and other recognised accounting principles generally accepted in India.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on Consolidated Financial Results – 31 March 2019

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us and based on consideration of reports of other auditors, this Statement:

(i)	Includes the annual financial results of ICICI Bank Limited, ICICI Bank Canada, ICICI Bank UK PLC, ICICI International Limited, ICICI Prudential Life Insurance Company Limited, ICICI Prudential Pension Funds Management Company Limited, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited, ICICI Investment Management Company Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Venture Funds Management Company Limited, ICICI Trusteeship Services Limited, ICICI Strategic Investments Fund, ICICI Prudential Asset Management Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Trust Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, ICICI Merchant Services Private Limited, Arteria Technologies Private Limited, India Infradebt Limited, India Advantage Fund III, and India Advantage Fund IV.

(ii)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circulars CIR/CFD/CMD/15/2015 dated 30 November 2015 and CIR/CFD/FAC/62/2016 dated 5 July 2016 in this regard;

(iii)	gives a true and fair view of the consolidated net profit and other financial information in conformity with the recognition and measurement principles laid down under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 (as amended), provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by the RBI from time to time, and other recognised accounting principles generally accepted in India for the year ended 31 March 2019.

Other matters

5.	We did not audit the financial statements/information of 3 branches of the Bank located in Dubai, South Africa, and New York included in the accompanying Statement, whose financial statements/information reflect total assets of ₹ 65,793.96 crores as at 31 March 2019 and total revenues of ₹ 2,250.74 crores for the year ended on that date. These financial statements/information have been audited by the branch auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us by the management, and our opinion on the Statement, in so far as it relates to the amounts and disclosures included in respect of such branches, is based solely on the reports of such branch auditors.

6.	We did not audit the financial statements of 14 subsidiaries, whose financial statements reflect total assets of ₹ 126,043.74 crores as at 31 March 2019 and total revenue of ₹ 19,438.82 crores for the year ended on that date. The consolidated financial statements also include the Group’s share of net profit of ₹ 76.66 crores for the year ended 31 March 2019, in respect of 1 associate, whose financial statements have not been audited by us. These financial statements have been audited by other auditors, whose reports have been furnished to us by the management and our opinion on the Statement, in so far as it relates to the amount and disclosures included in respect of these subsidiaries and associate, is based solely on the reports of the other auditors.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on Consolidated Financial Results – 31 March 2019

Further, of these subsidiaries, three subsidiaries are located outside India, whose financial statements and other financial information, have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. Our report in so far as it relates to the balances and affairs of such subsidiaries located outside India, is based on the reports of other auditors.

7.	The consolidated financial statements also include the Group’s share of net profit of ₹ 3.55 crores for the year ended 31 March 2019, in respect of 6 associates, whose financial statements/information have not been audited by us. These financial statements/information have not been audited and have been furnished to us by the management and our report on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these associates, is based solely on such management certified financial statements/information. According to the information and explanation given to us by the management, these financial statements/information are not material to the Group.

8.	We have jointly audited with another auditor, the financial statements of a subsidiary, whose financial statements reflect total assets of ₹ 162,932.17 crores as at 31 March 2019 and total revenue of ₹ 36,699.34 crores for the year ended on that date. For the purpose of our opinion on the consolidated financial statements, we have relied upon the work of such other auditors, to the extent of work performed by them.

9.	The joint auditors, Walker Chandiok & Co. LLP, Chartered Accountants, and B S R & Co LLP, Chartered Accountants, of ICICI Prudential Life Insurance Company Limited, vide their audit report dated 24 April 2019, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at March 31, 2019 is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2019, has been duly certified by the Appointed Actuary and in her opinion, the assumptions for such valuation, are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India (‘IRDAI’) and the Institute of Actuaries of India, in concurrence with the Authority’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on the financial statements of the Company.

10.	The joint auditors of ICICI Lombard General Insurance Company Limited, vide their audit report dated 18 April 2019, have expressed an unmodified opinion and have reported in the ‘Other Matter’ section that, ‘The actuarial valuation of liabilities in respect of Incurred But Not Reported (‘IBNR’), Incurred But Not Enough Reported (‘IBNER’) and Premium Deficiency Reserve (the ‘PDR’) is the responsibility of the Company’s Appointed Actuary (the ‘Appointed Actuary’). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2019, has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation, are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India, in concurrence with IRDAI’. The joint auditors have relied upon the Appointed Actuary’s certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained in the financial statements of the Company.

Walker Chandiok & Co LLP

ICICI Bank Limited

Independent Auditor’s Report on Consolidated Financial Results – 31 March 2019

11.	The financial results for the quarter and year ended 31 March 2018, included in the Statement, were audited by the predecessor auditors, who expressed an unmodified opinion on those financial results, vide their audit report dated 07 May 2018.

13.	Our opinion is not modified in respect of the matters mentioned under paragraphs 5 through 11 above.

For Walker Chandiok & Co LLP

Chartered Accountants

Firm Registration No.: 001076N/N500013

Khushroo B. Panthaky

Partner

Membership No. 042423

Place: Mumbai

Date: 06 May 2019

 Item 5

Rakesh Jha Group Chief Financial Officer	Tel : +91 (22) 26536157

May 6, 2019

BSE Limited Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001	National Stock Exchange of India Limited Listing Department Exchange Plaza, 5th floor Plot No. C/1, G Block Bandra-Kurla Complex Bandra (East) Mumbai 400 051

Dear Sir,

Declaration under Regulation 33 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations)

Pursuant to Regulation 33 of Listing Regulations, we hereby confirm and declare that the statutory auditors of the Bank, Walker Chandiok & Co LLP, Chartered Accountants have issued audit report on the unconsolidated and consolidated financial results of the Bank for the year ended March 31, 2019 with unmodified opinion.

We request you to please take the above on record.

Yours faithfully,

/s/ Rakesh Jha

Rakesh Jha

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

 Item 6

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	May 6, 2019

Performance Review: Quarter ended March 31, 2019

•	Core operating profit (profit before provisions and tax, excluding treasury income) grew by 26% year-on-year to ₹ 6,077 crore (US$ 879 million) in the quarter ended March 31, 2019 (Q4-2019)

•	Net interest margin at 3.72% in Q4-2019

•	Fee income grew by 15% year-on-year in Q4-2019

•	Core operating profit grew by 17% year-on-year to ₹ 22,072 crore (US$ 3.2 billion) in the year ended March 31, 2019 (FY2019)

•	Domestic loan growth at 17% year-on-year at March 31, 2019 driven by retail

•	Retail loans grew by 22% year-on-year and constituted 60% of the loan portfolio at March 31, 2019

•	16% year-on-year growth in total deposits at March 31, 2019

•	12% year-on-year growth in current and savings account (CASA) deposits; period-end CASA ratio at 49.6% at March 31, 2019

•	Net NPA ratio decreased from 2.58% at December 31, 2018 to 2.06% at March 31, 2019 - the lowest in the last 13 quarters

•	Net NPAs decreased by over 50% year-on-year to ₹ 13,577 crore (US$ 2.0 billion) at March 31, 2019

•	Provision coverage ratio (including technical/prudential write-offs) increased from 60.5% at March 31, 2018 to 80.7% at March 31, 2019, further strengthening the balance sheet

•	Gross NPA additions in FY2019 were ₹ 11,039 crore (US$ 1.6 billion) compared to ₹ 28,730 crore (US$ 4.2 billion) in the year ended March 31, 2018 (FY2018)

•	Total capital adequacy ratio of 16.89% and Tier-1 capital adequacy ratio of 15.09% on standalone basis at March 31, 2019

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the standalone and consolidated audited accounts of the Bank for the quarter ended March 31, 2019.

Profit & loss account

The strong operating performance in FY2019 was driven by robust deposit growth, healthy growth in the loan portfolio, expansion in net interest margin and improvement in fee income growth

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 17% year-on-year to ₹ 22,072 crore (US$ 3.2 billion) in FY2019 from ₹ 18,940 crore (US$ 2.7 billion) in FY2018.

•	Net interest income (NII) increased by 27% year-on-year to ₹ 7,620 crore (US$ 1.1 billion) in Q4-2019 from ₹ 6,022 crore (US$ 871 million) in the quarter ended March 31, 2018 (Q4-2018). NII in Q4-2019 includes ₹ 414 crore (US$ 60 million) of interest on income tax refund.

•	The net interest margin was 3.72% in Q4-2019 compared to 3.40% in the quarter ended December 31, 2018 (Q3-2019). The impact of interest on income tax refund and interest collection from NPLs on net interest margin was about 25 basis points in Q4-2019 compared to about 18 basis points in Q3-2019.

•	Non-interest income, excluding treasury income, was ₹ 3,465 crore (US$ 501 million) in Q4-2019 compared to ₹ 2,993 crore (US$ 433 million) in Q4-2018.

•	Fee income grew by 15% year-on-year to ₹ 3,178 crore (US $ 460 million) in Q4-2019 from ₹ 2,755 crore (US$ 398 million) in Q4-2018. Retail fees constituted 74% of total fees.

•	The core operating profit (profit before provisions and tax, excluding treasury income) increased by 26% year-on-year to ₹ 6,077 crore (US$ 879 million) in Q4-2019 from ₹ 4,829 crore (US$ 698 million) in Q4-2018.

•	Treasury income was ₹ 156 crore (US$ 23 million) in Q4-2019 compared to ₹ 2,685 crore (US$ 388 million) in Q4-2018. Treasury income in Q4-2018 was substantially higher due to gain of ₹ 3,320 crore (US$ 480 million) on sale of shareholding in ICICI Securities.

•	Provisions were ₹ 5,451 crore (US$ 788 million) in Q4-2019 compared to ₹ 6,626 crore (US$ 958 million) in Q4-2018.

•	The standalone profit after tax was ₹ 969 crore (US$ 140 million) in Q4-2019 compared to ₹ 1,020 crore (US$ 147 million) in Q4-2018.

•	Consolidated profit after tax was ₹ 1,170 crore (US$ 169 million) in Q4-2019 compared to ₹ 1,142 crore (US$ 165 million) in Q4-2018.

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	The standalone profit after tax was ₹ 3,363 crore (US$ 486 million) in FY2019 compared to ₹ 6,777 crore (US$ 980 million) in FY2018. The profit after tax in FY2018 included gains of ₹ 5,332 crore (US$ 771 million) from sale of shareholding in subsidiaries compared to ₹ 1,110 crore (US$ 161 million) in FY2019.

Operating review

Credit growth

The year-on-year growth in domestic advances was 17% at March 31, 2019. The Bank has continued to leverage its strong retail franchise, resulting in a 22% year-on-year growth in the retail loan portfolio at March 31, 2019. Excluding non-performing and restructured loans, the growth in domestic corporate loans was about 14% year-on-year. Total advances increased by 15% year-on-year to ₹ 586,647 crore (US$ 84.8 billion) at March 31, 2019 from ₹ 512,395 crore (US$ 74.1 billion) at March 31, 2018.

Deposit growth

CASA deposits increased by 12% year-on-year to ₹ 323,940 crore (US$ 46.8 billion) at March 31, 2019. The Bank’s CASA ratio was 49.6% at March 31, 2019 compared to 49.3% at December 31, 2018 and 51.7% at March 31, 2018. The average CASA ratio was 44.6% in Q4-2019 compared to 46.0% in Q3-2019 and 45.9% in Q4-2018. Term deposits increased by 21% year-on- year to ₹ 328,980 crore (US$ 47.6 billion) at March 31, 2019. Total deposits increased by 16% year-on-year to ₹ 652,920 crore (US$ 94.4 billion) at March 31, 2019. The Bank had a network of 4,874 branches and 14,987 ATMs at March 31, 2019.

Capital adequacy

The Bank’s total capital adequacy at March 31, 2019 as per Reserve Bank of India’s guidelines on Basel III norms was 16.89% and Tier-1 capital adequacy was 15.09% compared to the minimum regulatory requirements of 11.03% and 9.03% respectively.

Asset quality

The net NPA ratio decreased from 2.58% at December 31, 2018 to 2.06% at March 31, 2019. The provision coverage ratio on non-performing loans, including cumulative technical/prudential write-offs, increased by 440 bps sequentially to 80.7% at March 31, 2019, further strengthening the balance sheet. Excluding cumulative technical/prudential write-offs, the provision coverage on non-performing loans was 70.6% at March 31, 2019 compared to 47.7% at March 31, 2018. The gross additions to NPA were ₹ 3,547 crore

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

(US$ 513 million) in Q4-2019 compared to ₹ 2,091 crore in Q3-2019 (US$ 302 million). The gross NPA additions in Q4-2019 include an account in the sugar sector where the payment obligations are being met, which has been classified as non-performing pursuant to a regulatory interpretation communicated to banks relating to change in management. Recoveries and upgrades of non-performing loans were ₹ 1,522 crore (US$ 220 million) in Q4-2019. At March 31, 2019, the fund-based and non-fund based outstanding to borrowers rated BB and below (excluding non-performing assets) was ₹ 17,525 crore (US$ 2.5 billion) compared to ₹ 18,812 crore (US$ 2.7 billion) at December 31, 2018.

Digital initiatives

During Q4-2019, the Bank launched two instantaneous home loan facilities – ‘Instant Home Loan’ and ‘Insta Top Up Loan’. These products, similar to earlier initiatives such as insta personal loan, instant credit card, insta car loans, instant digital credit called PayLater and instant overdraft facility for MSMEs, aim to reduce the approval time and ease the process of disbursement thereby reducing the overall turnaround time and providing better service to the customers. In another unique offering, the Bank launched the ‘Advantage Woman Aura Savings Account’, an account exclusively for working women and ‘The One’, a premium savings account for salaried and self-employed men in the age group of 35-50 years. These products offer a bouquet of benefits such as asset creation, wealth management, life protection and investment to meet the life-stage needs of the customers. The Bank also launched ‘FD Xtra’, innovative fixed/recurring deposit products offering additional benefits such as monthly income, life insurance cover, systematic investments and credit card.

Dividend on equity shares

The Board has recommended a dividend of ₹ 1 per share (equivalent to dividend of US$ 0.03 per ADS). The declaration of dividend is subject to requisite approvals. The record/book closure dates will be announced in due course.

Consolidated results

Consolidated profit after tax was ₹ 1,170 crore (US$ 169 million) in Q4-2019 compared to ₹ 1,874 crore (US$ 271 million) in Q3-2019 and ₹ 1,142 crore (US$ 165 million) in Q4-2018.

Consolidated profit after tax was ₹ 4,254 crore (US$ 615 million) in FY2019 compared to ₹ 7,712 crore (US$ 1.1 billion) in FY2018.

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated assets grew by 10.2% year-on-year to ₹ 1,238,794 crore (US$ 179.1 billion) at March 31, 2019 from ₹ 1,124,281 crore (US$ 162.6 billion) at March 31, 2018.

Subsidiaries

Total premium of ICICI Life increased by 16% year-on-year to ₹ 10,164 crore (US$ 1.5 billion) in Q4-2019 from ₹ 8,729 crore (US$ 1.3 billion) in Q4-2018. Protection annualised premium equivalent grew by 62% year-on-year to ₹ 722 crore (US$ 104 million) in FY2019. The protection mix based on annualised premium equivalent was 9.3% in FY2019. The Value of New Business was ₹ 1,328 crore (US$ 192 million) in FY2019. The new business margin was 17.0% in FY2019 compared to 16.5% in FY2018. ICICI Life’s profit after tax was ₹ 261 crore (US$ 38 million) for Q4-2019 compared to ₹ 341 crore (US$ 49 million) for Q4-2018. For FY2019, ICICI Life’s profit after tax was ₹ 1,141 crore (US$ 165 million) compared to ₹ 1,620 crore (US$ 234 million) for FY2018.

The gross written premium of ICICI General grew by 19% year-on-year to ₹ 3,528 crore (US$ 510 million) in Q4-2019 from ₹ 2,970 crore (US$ 429 million) in Q4-2018. The company’s combined ratio improved to 98.0% in Q4-2019 from 99.5% in Q4-2018. ICICI General’s profit after tax increased by 8% to ₹ 228 crore (US$ 33 million) in Q4-2019 from ₹ 212 crore (US$ 31 million) in Q4-2018. ICICI General’s profit after tax increased by 22% to ₹ 1,049 crore (US$ 152 million) in FY2019 from ₹ 862 crore (US$ 125 million) in FY2018.

The profit after tax of ICICI Securities, on a consolidated basis, as per Ind AS, was ₹ 122 crore (US$ 18 million) in Q4-2019 compared to ₹ 151 crore (US$ 22 million) in Q4-2018 and ₹ 491 crore (US$ 71 million) in FY2019 compared to ₹ 553 crore (US$ 80 million) in FY2018. The return on equity was 52% in FY2019.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC), as per Ind AS, grew by 11% year-on-year to ₹ 683 crore (US$ 99 million) in FY2019 from ₹ 614 crore (US$ 89 million) in FY2018.

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated

Indian GAAP accounts)

₹ crore

	FY2018	Q4-2018	Q3-2019	Q4-2019	FY2019
Net interest income	23,026	6,022	6,875	7,620	27,015
Non-interest income	11,618	2,993	3,404	3,465	13,146
- Fee income	10,341	2,755	3,062	3,178	11,989
- Dividend income from subsidiaries	1,214	223	324	269	1,078
- Other income	62	15	18	18	79
Less:
Operating expense	15,704	4,186	4,612	5,008	18,089
Core operating profit[2]	18,940	4,829	5,667	6,077	22,072
- Treasury income[1]	5,802	2,685	479	156	1,366
Operating profit	24,742	7,514	6,146	6,233	23,438
Less:
Provisions	17,307	6,626	4,244	5,451	19,661
Profit before tax	7,435	888	1,902	782	3,777
Less: Tax	658	(132)	297	(187)	414
Profit after tax	6,777	1,020	1,605	969	3,363

1.	Includes profit on sale of shareholding in subsidiaries of ₹ 5,332 crore in FY2018, ₹ 3,320 crore in Q4-2018, ₹ 1,110 crore in FY2019 and nil in Q4-2019.

2.	Excluding treasury income

3.	Prior period figures have been re-grouped/re-arranged where necessary

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	31-Mar-18	30-Sep-18	31-Dec-18	31-Mar-19
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,286	1,287	1,288	1,289
Employee stock options outstanding	6	5	5	5
Reserves and surplus	103,874	104,085	105,879	107,074
Deposits	560,975	558,669	606,755	652,920
Borrowings (includes ubordinated debt)[1]	182,859	174,686	164,293	165,320
Other liabilities	30,195	35,613	34,149	37,851
Total Capital and Liabilities	879,189	874,340	912,364	964,459

Assets
Cash and balances with Reserve Bank of India	33,102	33,122	34,365	37,858
Balances with banks and money at call and short notice	51,067	24,490	32,094	42,438
Investments	202,994	187,500	197,730	207,733
Advances	512,395	544,487	564,308	586,647
Fixed assets	7,904	7,842	7,818	7,931
Other assets	71,727	76,899	76,049	81,852
Total Assets	879,189	874,340	912,364	964,459
1.	Borrowings at March 31, 2018 include preference share capital of ₹ 350 crore, which were redeemed on April 20, 2018
2.	Prior period figures have been re-grouped/re-arranged where necessary.

CICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward- looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions; political or economic instability in the jurisdictions where we have operations, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India’s sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 /

91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Aashwij Mallya at 91-22-2653 7107 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹ 69.16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 6, 2019	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager